IPSCO INC.
                                  P.O. Box 1670
                          Regina, Saskatchewan, Canada
                                     S4P 3C7
                               Tel (306) 924-7700





                             as of February 28, 2003





                             ANNUAL INFORMATION FORM
                      For the year ended December 31, 2002

THE COMPANY

NAME AND INCORPORATION

         IPSCO Inc. (the "Company" or "IPSCO") was incorporated by certificate of incorporation under the laws of Saskatchewan on July 13, 1956 and was continued by articles of continuance under the Canada Business Corporations Act on January 28, 1977. Originally known as Prairie Pipe Manufacturing Co. Ltd., the name of the Company was changed to Interprovincial Steel and Pipe Corporation Ltd. on April 26, 1960. On April 2, 1984, the Company changed its name to IPSCO Inc.

INTERCORPORATE RELATIONSHIPS

         The following corporate organization chart shows IPSCO's principal subsidiaries, each of which is 100% owned, and their jurisdictions of incorporation.

[GRAPHIC OMITTED]
[ORGANIZATION CHART]

                              --------------------
                                   IPSCO INC.
                              (CANADA CORPORATION)
                              --------------------

         ---------------------                  --------------------------
         Canadian Subsidiaries                  United States Subsidiaries
         ---------------------                  --------------------------

         IPSCO Direct Inc.                      IPSCO Construction Inc.
         (Albert Corporation)                   (Alabama Corporation)

         IPSCO Ontario Inc.                     IPSCO Enterprises Inc.
         (Canada Corporation)                   (Delaware Corporation)

         IPSCO Recycling Inc.                   IPSCO Investments Inc.
         (Canada Corporation)                   (Delaware Corporation)

         IPSCO Sales Inc.                       IPSCO Minnesota Inc.
         (Canada Corporation)                   (Delaware Corporation)

         IPSCO Saskatchewan Inc.                IPSCO Sales Inc.
         (Canada Corporation)                   (Delaware Corporation)

         General Scrap Partnership              IPSCO Steel Inc.
         (Saskatchewan General Partnership)     (Delaware Corporation)

         Western Steel Limited                  IPSCO Steel (Alabama) Inc.
         (British Columbia Corporation)         (Alabama Corporation)

                                                IPSCO Texas Inc.
                                                (Delaware Corporation)

                                                IPSCO Tubulars Inc.
                                                (Delaware Corporation)

                                                IPSCO Alabama Ltd.
                                                (Alabama Limited Partnership)

                                                General Scrap Inc.
                                                (Delaware Corporation)

         In this Annual Information Form, unless otherwise indicated, a reference to the "Company" or "IPSCO" includes IPSCO Inc. and its subsidiaries or other entities. Reference to "dollars", "$" and "US$" are to United States dollars and reference to "CDN$" are to Canadian dollars. Estimates of imports and other market statistics are derived from a variety of external sources including the American Iron and Steel Institute, the Canadian Steel Producers Association and certain government agencies and should not be relied on as being fully accurate but rather indicative of trends and relative sizes. When the United States and Canada are referred to together, the import figures include amounts coming into the two countries from other than the United States and Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY - SIGNIFICANT EVENTS OF 2000, 2001 AND 2002

2000

         Sales revenues were $949 million, 17% higher than the prior year figure of $808 million. Net income fell to $57.7 million, a 22% decline from the prior year as average composite prices, impacted by surging low price imports and a lower mix of energy tubulars, fell by 3% to $421 per ton.

         The Company produced 2,021,000 tons of raw steel of which 980,000 were produced at the Montpelier Steelworks. Total tons sold were a record 2,233,000, a 22% increase over 1999. Steel mill products (discrete plate, coil and cut plate), comprised 62% of the total amount shipped while energy tubulars, large diameter pipe, and non-energy tubulars were 38% of the total shipped. For the first time in its history IPSCO's tons sold to U.S. customers comprised over half of shipments, reaching 1,303,000 tons or 58% of total tons shipped.

         Additions to capital assets were a record $370.3 million with over 90% of the spending concentrated on the new steelworks in Alabama. The Company met the financing needs generated by the construction of the Mobile Steelworks project by raising $158.0 million from the sale and leaseback of equipment at the Montpelier Steelworks and the St. Paul, Minnesota coil processing facility. An additional $89.8 million was raised from the issuance of junior subordinated notes previously arranged in 1998. In the fourth quarter IPSCO renegotiated existing bank lines and obtained a $200 million unsecured committed facility to March 2005.

2001

         IPSCO achieved sales of $931 million including $27 million of revenue recorded by the new Mobile Steelworks during start up. Sales were 2% lower than the prior year primarily due to price attrition resulting from the prior year's excess supply condition, including imports. Net income of $38.9 million dropped 33% and net income available to common shareholders of $27.4 million dropped 42% from prior year results.

         The Company produced 2,414,000 tons of raw steel of which 379,000 tons were produced at the new Mobile Steelworks and 967,000 tons at Montpelier. Total tons sold were a record 2,435,000, a 9% increase over 2000. Steel mill products comprised 64% of the total shipped while energy tubulars, large diameter pipe, and non-energy tubulars were 36% of shipments. IPSCO increased its U.S. market penetration as shipments to U.S. customers climbed 21% to 1,570,000 and accounted for 64% of total tons shipped.

         Since its startup in 1997, the Montpelier Steelworks has required substantial modifications due to original equipment unreliability and the plant's failure to meet contracted output. The non-performance of Montpelier's equipment and turnkey contractor was the subject of a civil suit settled out of court in mid-

2001. IPSCO settled all claims and counter claims for $49 million, paid by the contractor, of which $39 million was recorded to income as a non-recurring item. Late in the year management undertook a 17-day maintenance shutdown to modify original equipment and remedy turnkey deficiencies. Capital spending for the year at Montpelier was $13.1 million.

         In 2001, a non-cash charge of $10 million was recorded to adjust the carrying value of assets held for sale to their estimated net realizable value.

         The Company raised $15 million from the sale and leaseback of its coil processing equipment in Houston, Texas. The sale-leaseback was completed in two parts, with $10 million received in June and $5 million in September.

         The average unit-selling price for IPSCO products dropped almost 10% from $421 per ton in the prior year to $380 per ton in 2001. Fourth quarter prices were $366 per ton and reflected the lowest prices in decades. The price reductions were related to a general slowdown in the North American economy and excess supply. The price and volume of imports and the subsequent injury to U.S. producers became the subject of a U.S. Section 201 trade investigation.

         The Company increased its reserve for bad debts by $4 million to reflect conditions in the market.

2002

         IPSCO achieved sales of $1.08 billion, which were 20% higher than the prior year and reflect the significantly higher shipments made from the Mobile Steelworks, as well as continued market penetration by IPSCO coil processing facilities opened over the past few years. Net income of $20.3 million dropped $18.6 million or 48% and net income available to common shareholders was $8.9 million, down 68% from the $27.4 million recorded in 2001. In 2002, the Company successfully completed the sale of certain non-productive assets and recorded associated pre-tax income of $6.5 million.

         IPSCO's average unit selling price declined to $369 per ton in 2002 from $380 per ton in 2001, primarily due to changes in product mix (a higher percentage of steel mill products compared to tubular products), but also due to continued price competition.

         The Company produced 3,007,000 tons of raw steel of which 2,046,000 were produced in the United States. Total tons sold were a record 2,897,000, a 19% increase over 2001. Shipments of 2,115,000 tons of steel mill products were 73% of total tons sold and surpassed those of a year earlier by 35%. Approximately 27% of the Company's total shipments in 2002 were tubular products, down from about 36% in 2001, reflecting the impact of both the Mobile Steelworks ramp-up and a slow market for many tubular product lines.

         Shipments to U.S. customers reached 2,126,000 tons, over 73% of the total, while Canadian based customers accounted for 771,000 tons, about 27%. Despite growth in the Company's total shipments, Canadian shipments were 11% below that of 2001, indicating that the U.S. market continued to provide the growth in sales.

         The Company completed two key financing initiatives in the year. In February, the Company completed a common stock issue of 6.5 million shares for net cash proceeds of $90.7 million. Proceeds were used to pay down revolving bank line borrowings. In addition, the Company renegotiated an increase to its debt ratio covenant from .45 to .50 under its bank facility and obtained a committed $50 million, 364 day facility to improve its financial flexibility.

         In March 2002, as a result of the Section 201 investigation, President Bush announced tariffs (ranging from 8% to 30%) and quotas on many key steel products. Canada was excluded from this action. Anticipating the diversion of imported steel to Canada from countries affected by the remedies, the Company and other Canadian steel producers began discussions with the Canadian government regarding the implementation of a similar safeguard action. The Canadian government conducted a safeguard investigation under section 20 of the Canadian International Trade Tribunal, however a remedy has not yet been imposed and discussions are continuing.

         Industry consolidation was accelerated with the emergence of International Steel Group ("ISG"), which purchased the steelmaking assets of LTV and Acme Steel out of Chapter 11 proceedings. ISG is currently pursuing additional acquisitions in the sector. Other integrated producers may follow the new business model used by ISG as a way to purchase assets cheaply, shed legacy costs, and reduce manpower requirements to become more competitive.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

         The Company made no significant acquisitions or dispositions in 2002.

TRENDS

         In addition to the risks and uncertainties discussed in "Narrative Description of the Business" below, the Company is particularly sensitive to trends in the oil and gas exploration, oil and gas transmission, construction and heavy equipment industries, which are significant markets for the Company's products and are highly cyclical. In addition, as a result of the Company's substantial investments in facilities in both the U.S. and Canada, the Company transacts business in the currencies of both countries, with the ratio between the U.S. dollar and the Canadian dollar denominated sales and expenditures varying over time. The average value of the Canadian dollar declined slightly from $0.6460 U.S. in fiscal 2001 to $0.6369 U.S. in fiscal 2002. In addition, the strength of both the Canadian and U.S. dollars relative to other foreign currencies influences import and export activity. Both currencies weakened against the Euro and other major currencies in fiscal 2002. Future fluctuations in the exchange rate between the Canadian and U.S. dollars and other foreign currencies could have a material effect on the Company.

NARRATIVE DESCRIPTION OF THE BUSINESS

GENERAL

         The Company is a North American steel producer with facilities and process equipment located at 12 sites throughout Canada and the United States. IPSCO operates within a single business segment which is the production of steel and sale of primary and secondary manufactured steel products such as carbon steel slabs, discrete plate and coil, cut plate, and finished tubular products. The bulk of IPSCO's capital is invested in steel mill and finishing facilities.

         The output of the steel facilities is either sold directly to third parties in the as-produced condition or used in IPSCO operations, which further fabricate the steel for sale to third parties. As steelmaking facilities comprise the bulk of the Company's capital investment, the Company attempts to earn the best overall return on the available steel by allocating it to the products that command the best return from the business. Shifts in the price, cost and demand for specific products will affect their ability to contribute to overall financial results. Swings in demand between products and product groups may occur on a frequent basis as the Company adjusts its production and sales plans to take these into account.

         The Company produces steel in three North American steelworks: Regina, Saskatchewan; Montpelier, Iowa; and Mobile, Alabama. All three steelworks use electric arc furnace technology to convert scrap steel into liquid steel. Each steelworks casts the liquid steel into slabs and hot rolls the slabs into various grades of discrete plate or coil. The plate and coil can be sold directly to customers or may be further processed within IPSCO's downstream facilities. Five coil processing locations produce cut plate and sheet to customer requirements. Pipe mills at six locations use coil feedstock to produce tubular products that range from one and one-half inches up to 16 inches in diameter ("small diameter"), and 16 inches through 80 inches in diameter ("large diameter").

         IPSCO currently has over 600 active customers spanning a large number of applications. IPSCO produces steel plate and sheet in an assortment of widths, lengths, gauges and grades used to make railroad cars, barges and ships; industrial, construction and farm equipment; storage tanks, bridges, structural poles and a host of additional products. Tubular products include oil and gas well casing and tubing ("oil country tubular goods" or "OCTG"); pipe for transporting oil and gas from wells, transmitting oil and/or gas long distances and for final distribution to end-customers ("line pipe"); pipe for low pressure water and air distribution; water and sewage transmission pipe; and tubular products for building and construction applications, most often in square or rectangular cross-sections ("hollow structural sections", "HSS" or "structural tubing").

PRINCIPAL PRODUCTS AND SERVICES

         The following chart describes the Company's principal products, principal markets and methods of distribution:

-------------------------------------------------------------------------------------------------------------

      PRINCIPAL PRODUCT GROUPS                PRINCIPAL MARKETS              PRIMARY DISTRIBUTION METHODS
      ------------------------                -----------------              ----------------------------

-------------------------------------------------------------------------------------------------------------
STEEL MILL PRODUCTS:
-------------------------------------------------------------------------------------------------------------
Slabs, discrete plate, cut plate      General manufacturing               Majority through distributors
and coil                              construction, agricultural          located throughout North America
                                      equipment, oil field equipment,
                                      transportation and others
-------------------------------------------------------------------------------------------------------------
TUBULAR PRODUCTS:
-------------------------------------------------------------------------------------------------------------
Large diameter line pipe              Oil, natural gas and water          Predominantly through the Company
                                      transmission
-------------------------------------------------------------------------------------------------------------
Energy Tubulars                       Oil and natural gas exploration     Predominantly through
                                      and development                     distributors located throughout
                                                                          North America
-------------------------------------------------------------------------------------------------------------
Non-Energy Tubulars                   Manufacturing, construction and     Predominantly through
                                      other industrial product uses       distributors located throughout
                                                                          North America
-------------------------------------------------------------------------------------------------------------

         IPSCO markets steel through two separate sales channels. One sells steel mill products such as discrete plate, cut plate and coil. The second sells tubular products. Each marketing operation is disciplined with regard to the products it sells and the markets it pursues, and each continually enhances its diversified product lines. Although sales personnel are located to maximize customer service, each channel is centrally managed. Members of the sales teams are experienced and well trained to deal with customer requirements. A pool of highly trained research and technical experts also supports both sales organizations.

         The following chart sets out the approximate percentages for the two most recently completed fiscal years for sales of principal products of the
Company:

-------------------------------------------------------------------------------------------------------------

      PRINCIPAL PRODUCT GROUPS              % OF REVENUES FOR 2002              % OF REVENUES FOR 2001
      ------------------------              ----------------------              ----------------------

-------------------------------------------------------------------------------------------------------------
Steel Mill Products                                   64                                  51
-------------------------------------------------------------------------------------------------------------
Tubular Products                                      36                                  49
-------------------------------------------------------------------------------------------------------------

COMPETITIVE CONDITIONS

         Competition in the steel industry is intense. The Company faces significant competition from steel manufacturers in North America as well as the rest of the world. Competition also comes from manufacturers of other materials that can be substituted for steel.

         World steelmaking capacity currently exceeds demand, which has led to unfair trading of steel into the North American market. Because of these conditions, the Company supports trade actions in the form of anti-dumping and countervailing duty cases or other trade remedies. In recognition of the overwhelming surge of imported steel, the U.S. government imposed significant
Section 201 sanctions in 2002 against many offshore sources. The action was taken as the result of the injury these imports inflicted on domestic producers and to allow domestic producers an opportunity to recover as provided for in U.S. Section 201 legislation. A similar Canadian action has been proposed and is under consideration.

NEW PRODUCT INTRODUCTION

         The Company has not issued any news releases on the introduction of new products for 2002.

SOURCES, PRICING AND AVAILABILITY OF RAW MATERIALS

         The major raw material used in the steelmaking process is scrap metal. The Company's total annual consumption of iron and steel scrap is approximately 110% of its liquid steel production tonnage.

         In 2002, a total of $500 million was spent on major raw materials and consumables for the Company's three steelworks, up by 27% from the $395 million spent in 2001. Included in the amount are expenditures for steel scrap, pig iron, alloy materials, carbon electrodes, oxygen, refractories, limestone, natural gas and electricity.

         During 2002, IPSCO recycled 3.3 million tons of scrap, the principal raw material for its steelmills, at an average cost per ton about 15% percent higher than the previous year. IPSCO's General Scrap Partnership and IPSCO Direct Inc., an Alberta scrap collection company, provided 12% of the Company's overall needs. The remainder was readily available from other parties.

         Electricity and natural gas are also important variable costs for IPSCO. These are procured through different methods, including competitive long-term supply contracts.

IDENTIFIABLE INTANGIBLE PROPERTIES

         The Company holds a variety of patents dealing with steelmaking processes and has made application for a variety of patents dealing with casting and rolling mill technology. The Company's operations are not dependent to any significant extent on these or any other patent, license or franchise. Similarly, the Company's operations are also not dependent upon any single trademark, although certain trademarks are identified with several of the Company's products, and are important in the marketing and sale of such products.

         All of IPSCO's operating facilities have received ISO 14001 certification of their environmental management systems.

BUSINESS CYCLE AND SEASONALITY

         The steel industry is highly cyclical in nature and sensitive to general economic conditions. The financial condition and results of operations of companies in the steel industry are generally affected by macroeconomic fluctuations in the U.S., Canadian and global economies. The Company's Canadian energy tubular product lines are very seasonal, with sales strongest during the winter and weakest during spring thaw.

RENEGOTIATION OR TERMINATION OF CONTRACTS

         Given the purchase order nature of IPSCO's sales, it is not expected that IPSCO's business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

ENVIRONMENT

         The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments and a heightened degree of responsibility for corporations, their officers, directors and employees. During 2002, non-routine project expense and capital spending on programs aimed at environmental issues, amounted to $ 2.7 million, compared to $11.4 million spent in 2001 (including $7.5 million spent on the Mobile Steelworks in 2001).

         Canada is a signatory to the United Nations Framework Convention on Climate Change. On December 10, 2002, Parliament ratified the Kyoto Protocol, which sets binding targets to reduce national emissions of carbon dioxide, methane and a number of other gases collectively referred to as greenhouse gases. With ratification completed, focus has shifted to future federal and provincial legislation to implement programs with industry-specific numerical goals to meet the reductions set by the Protocol. The Canadian Government has issued a Climate Change Plan that identifies groups of large industrial emitters, which will be required to reduce emissions in an effort to meet the Protocol targets. "Iron and Steel Production Facilities" is one of the sectors included in this effort. While the Canadian Government has expressed its support for limiting the impact of the Kyoto Protocol on industry, the specific processes for achieving the targets have yet to be determined. It is too early to speculate whether implementation of required processes will have a material adverse impact on the Company's Canadian operations. The U.S. is not currently a signator of the Kyoto Protocol.

         There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations, including its capital expenditures, earnings and competitive position.

EMPLOYEES

         As of December 31, 2002, the Company, directly and through its subsidiaries, has approximately 2,300 fulltime employees of whom approximately 1,300 are non-unionized personnel and approximately 1,000, mainly in Canada, are represented by trade unions. The Company also has 32 temporary employees. Additional work was conducted on the Company's behalf by contractors and consultants on a contract basis.

FOREIGN OPERATIONS

         As disclosed above, the Company operates facilities in Canada and the U.S. as a consolidated North American company.

BANKRUPTCY OR RECEIVERSHIP PROCEEDINGS

         Neither the Company nor any of its subsidiaries are, nor have been, the subject of any bankruptcy, receivership or similar proceedings within the three most recently completed financial years or the current financial year.

MATERIAL REORGANIZATIONS

         There has not been any material reorganization of the Company or any of its subsidiaries within the three most recently completed financial years or the current financial year.

ASSET-BACKED SECURITIES

         The Company has no asset-backed securities outstanding that were distributed under a prospectus or otherwise.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL INFORMATION

         The following table sets out the consolidated financial results for each of the last three fiscal years of the Company:

(In millions except per share amounts)
YEAR ENDED DECEMBER 31                                 2002             2001             2000
-------------------------------------------------------------------------------------------------
Sales                                               $ 1,081.7         $   903.7        $   949.3
Net income                                               20.3              38.9             57.7
Net income available to common shareholders               8.9              27.4             46.8
EBIT                                                     55.7              66.4             86.9
EBITDA                                                  106.7             103.5            122.2
Free Cash Flow                                           72.3             (54.3)          (248.1)
Total Assets                                          1,744.3           1,724.1          1,622.7
Long-Term Debt                                          342.2             386.8            343.8
Net income per common share - Basic                 $    0.19         $    0.67        $    1.15
Net income per common share - Diluted               $    0.19         $    0.66        $    0.91
Dividends declared per common share in CDN$         $    0.20         $   0.425        $    0.50
Dividends declared per preferred share in CDN$      $   1.375         $   1.375        $   1.375

EBIT is defined as earnings before interest expense and income taxes. EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization. Free cash flow is defined as EBITDA less net capital expenditures. The Company believes that EBIT, EBITDA, and free cash flow are standard measures of performance that are commonly reported and widely used by analysts, investors and other interested parties. Accordingly, this information has been disclosed to permit a more complete comparative analysis of the Company's operating performance and capitalization relative to other companies. These indicators should not be considered as a substitute or alternative for net income, net income available to common shareholders or cash flow.

DIVIDENDS

         IPSCO has historically paid a dividend on its outstanding common shares. The Board of Directors reviews the level of dividend payments regularly, taking into consideration such factors as North American steel market conditions and the economy in general. Cash conservation is a high priority in times of uncertain market conditions and therefore IPSCO reduced its quarterly dividend on Common Shares from CDN $0.125 per share to CDN $0.05 per share commencing in the fourth quarter of 2001, and the dividend remained at this level throughout 2002.

         For the six million 5.50% Cumulative Redeemable First Preferred Series 1 shares issued at a price of CDN $25 per share in November 1998, quarterly dividends of CDN $0.34375 have been paid commencing February 15, 1999.

GAAP

         The Company presents its consolidated financial information on the basis of Canadian generally accepted accounting principles ("GAAP").

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following information contained in the Company's 2002 Annual Report is incorporated herein by reference:

         (a) Management's Discussion and Analysis for the year ended December 31, 2002 as filed with various regulators in Canada and the United States; and

         (b) Audited Consolidated Financial Statements of the Company for the year ended December 31, 2002, together with the auditors' report thereon.

MARKET FOR SECURITIES

         The common shares of the Company are listed for trading on the Toronto Stock Exchange and New York Stock Exchange and trade under the symbol "IPS". The rights of the holders of common shares of the Company are subject to the provisions of a Shareholder Rights Agreement, dated March 14, 1990, as amended on April 20, 1995 and May 2, 2001, between the Company and Computershare Trust Company of Canada.

DIRECTORS AND OFFICERS

NAMES, ADDRESSES AND OCCUPATIONS

         The following is a list of directors and executive officers of IPSCO as at the date hereof:

NAME, POSITION AND                 DIRECTOR OR OFFICER    PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE                SINCE
Burton M. Joyce                           1993            President and Chief Executive Officer and a
Chairman of the Board                                     Director of Terra Industries (1991-2001).
Penhook, Virginia                                         Mr. Joyce retired from this position in 2001

Michael A. Grandin                        2003            Chairman and Chief Executive Officer of the
Director                                                  Fording Canadian Coal Trust (2003-present),
Calgary, Alberta                                          former President of Pan Canadian Petroleum
                                                          Ltd. (2001-2002) and former Chief Financial
                                                          Officer of Canadian Pacific Limited (1997-
                                                          2001)

NAME, POSITION AND                 DIRECTOR OR OFFICER    PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE                SINCE
Juanita H. Hinshaw                        2002            Senior Vice President and Chief Financial
Director                                                  Officer of Graybar Electric Company, Inc.
Chesterfield, Missouri                                    (2000-present) and former Vice President and
                                                          Treasurer of Monsanto Company (1988-1999)

Thomas E. Kierans, O.C.                   1989            Chairman, the Canadian Institute of Advanced
Director                                                  Research (September 1999-present) and former
Toronto, Ontario                                          President and Chief Executive Officer of C.
                                                          D. Howe Institute for the preceding five
                                                          years

Jack D. Michaels                          2000            Chairman and Chief Executive Officer of
Director                                                  HON INDUSTRIES and former President of
Muscatine, Iowa                                           HON INDUSTRIES in excess of five years

Bernard Michel                            1998            Chairman of Cameco Corporation and former
Director                                                  President and Chief Executive Officer of
Saskatoon, Saskatchewan                                   Cameco Corporation for the preceding five
                                                          years

Allan S. Olson                            1989            President of First Industries Corporation
Director
Spruce Grove, Alberta

Arthur R. Price                           1979            Chairman and Chief Executive Officer of
Director                                                  Axia NetMedia Corporation for the preceding
Calgary, Alberta                                          five years

Richard G. Sim                            1994            Chairman, President and Chief Executive
Director                                                  Officer of APW Ltd. for the preceding five
Dublin, Ireland                                           years

David Sutherland                    2002 - Director       President and Chief Executive Officer of
Director  and   President  and       1992 - Officer       IPSCO Inc. (2002-present), former Executive
Chief  Executive   Officer  of                            Vice President and Chief Operating Officer of
IPSCO Inc.                                                IPSCO Inc. (2001) and former Vice President
Naperville, Illinois                                      and General Manager, Raw Materials and
                                                          Coil Processing of IPSCO Inc. (1997-2001)

Roger E. Tetrault                         1999            In August 2000, Mr. Tetrault retired from his
Director                                                  position as Chairman of the Board and Chief
Punta Gorda, Florida                                      Executive Officer of McDermott
                                                          International, Inc. which he held for the
                                                          preceding four years

Gordon Thiessen, O.C.                     2001            Chair, Canadian Public Accountability Board
Director                                                  (2002-present) and former Governor of the
Ottawa, Ontario                                           Bank of Canada for the five preceding years


D. Murray Wallace                     1975 - 1983         Chairman and Chief Executive Officer of
Director                                  1991            Park Street Capital Corporation (July 1998 -
London, Ontario                                           present), President of Axia NetMedia
                                                          Corporation since September 2000 and former
                                                          President and CEO of Avco Financial
                                                          Services (1993-1998)

NAME, POSITION AND                 DIRECTOR OR OFFICER    PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE                SINCE
John B. Zaozirny, Q.C.                    1987            Counsel to McCarthy Tetrault LLP for the
Director                                                  preceding five years
Calgary, Alberta

Charles Backman                           1983            Senior Vice President and Chief
Senior Vice President and                                 Administrative and Engineering Officer of
Chief Administrative and                                  IPSCO Inc. for the preceding five years
Engineering Officer Regina,
Saskatchewan

David Britten                             1999            Vice President and General Manager, Tubular
Vice   President  and  General                            Products of IPSCO Inc. and has held other
Manager, Tubular Products                                 executive positions with IPSCO Inc. for the
Naperville, Illinois                                      preceding five years

Barry Hodson                              1999            Vice President and General Sales Manager of
Vice President and General                                IPSCO Inc. and has held other executive
Sales Manager                                             positions with IPSCO Inc. for the preceding
Bragg Creek, Alberta                                      five years

Peter MacPhail                            1996            Vice President of Primary Operations of
Vice President of Primary                                 IPSCO Inc. and has held other executive
Operations                                                positions with IPSCO Inc. for the preceding
Regina, Saskatchewan                                      five years

Daniel Miksta                             2000            Vice President and General Sales Manager of
Vice President and General                                IPSCO Inc. (2000-present) and former
Sales Manager                                             Director of Commercial and Industrial Sales
Libertyville, Illinois                                    of Inland Steel for the preceding five years

Raymond Rarey                             2000            Vice President and Chief Human Resources
Vice President and Chief                                  Officer of IPSCO Inc. (2000-present) and
Human Resources Officer                                   former Vice President, Human Resources for
Geneva, Illinois                                          Berg Electronics Group (1996-1999)

Robert Ratliff                            2000            Vice President and Chief Financial Officer of
Vice President and Chief                                  IPSCO Inc. (2000-present) and former
Financial Officer                                         Corporate Controller of Nalco Chemical
Batavia, Illinois                                         Company for the preceding five years

Joseph Russo                              1988            Senior Vice President and Chief Technical
Senior Vice President and                                 Officer of IPSCO Inc. and has held other
Chief Technical Officer                                   executive positions with IPSCO Inc. for the
Aurora, Illinois                                          preceding five years

John Tulloch                              1986            Senior Vice President and Chief Commercial
Senior Vice President and                                 Officer and former Vice President, General
Chief Commercial Officer                                  Manager, Tubular Products of IPSCO Inc. for
Naperville, Illinois                                      the preceding five years

George Valentine                          2001            Vice President and General Counsel of
Vice President and General                                IPSCO Inc. (2001-present) and Senior Vice
Counsel                                                   President, General Counsel and Corporate
Chicago, Illinois                                         Secretary of Terra Industries Inc. for the
                                                          preceding five years

NAME, POSITION AND                 DIRECTOR OR OFFICER    PRINCIPAL OCCUPATIONS FOR PAST FIVE YEARS
MUNICIPALITY OF RESIDENCE                SINCE
John Comrie, Q.C.                         1983            Secretary of IPSCO Inc. for the preceding
Secretary                                                 five years
Naperville, Illinois

Philip Marusarz                           2001            Treasurer of IPSCO Inc., former Vice
Treasurer                                                 President, Finance of Invensys Inc. (Oct.
Lemont, Illinois                                          2000-March 2001), former Vice President,
                                                          Controller of Netgov.com (April 2000-Oct.
                                                          2000), former Director of Finance of Pittway
                                                          Corporation (May 1999-April 2000) and
                                                          former Chief Financial Officer of Strategic
                                                          Research Inc. (April 1997 to May 1999)

Robert Eisner                             1997            Assistant Treasurer of IPSCO Inc. and has
Assistant Treasurer                                       held other executive positions with IPSCO
Regina, Saskatchewan                                      Inc. for the preceding five years

         Directors are elected annually at the Company's annual general meeting of shareholders. Each director's term of office will expire on April 30, 2003.

COLLECTIVE SHAREHOLDINGS

         As a group, the executive officers and directors of the Company beneficially own, directly or indirectly, or exercise control or direction over a total of 151,737 common shares, less than 1% of the issued shares of the Company.

BOARD COMMITTEES

         The following is a list of the Committees of the Board of Directors of IPSCO as at the date hereof:

--------------------------------------------------------------------------------
             COMMITTEE                                      MEMBERS
--------------------------------------------------------------------------------
Management Resources and Compensation               Burton M. Joyce - Chairman
            Committee                                   Thomas E. Kierans
                                                          Bernard Michel
                                                          Jack Michaels
                                                          Richard G. Sim
                                                        Roger E. Tetrault

--------------------------------------------------------------------------------
           Audit Committee                        D. Murray Wallace - Chairman
                                                         Juanita Hinshaw
                                                          Allan S. Olson
                                                         Arthur R. Price
                                                         John B. Zaozirny

--------------------------------------------------------------------------------
   Governance and Compliance Committee              Burton M. Joyce - Chairman
                                                          Allan S. Olson
                                                          Jack Michaels
                                                         John B. Zaozirny
--------------------------------------------------------------------------------

CORPORATE CEASE TRADE ORDERS AND BANKRUPTCIES

         None of the directors or officers of the Company, or, to IPSCO's knowledge, shareholders holding sufficient shares to materially affect the control of the Company is, or within the previous 10 years, has been a director or officer of any other issuer that, while acting in such capacity, (i) was subject to a cease trade or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relation to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer except for the following: Mr. M. Grandin was a director of Pegasus Gold Inc. ("Pegasus") when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in January of 1998. The United States Bankruptcy Court, District of Nevada confirmed the joint liquidating plan of reorganization filed by Pegagsus in December 1998 and Pegasus' successor company emerged from bankruptcy in 1999. Mr. R. Sim was a director of APW Ltd. ("APW") when APW filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in May 2002. In July 2002, the noted bankruptcy court entered an order confirming APW's plan of reorganization and APW's successor corporation emerged from bankruptcy on July 31, 2002. Mr. R. Tetrault was a director of the Babcock & Wilcox Company ("B&W") when it filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana in February 2000. In December 2002 B&W filed a substantially complete consensual plan of reorganization and settlement agreement with the noted bankruptcy court and is awaiting such court's confirmation of the plan.

PENALTIES OR SANCTIONS

         None of the directors or officers of the Company, or, to IPSCO's knowledge, shareholders holding sufficient shares to materially affect the control of the Company has been subject to (i) any penalties or sanctions proposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court of regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

PERSONAL BANKRUPTCIES

         None of the directors or officers of the Company, or, to IPSCO's knowledge, shareholders holding sufficient shares to materially affect the control of the Company, or a personal holding company of any such persons has become, within the previous 10 years of this annual information form, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

CONFLICTS OF INTEREST

         To IPSCO's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information contained in this document and in the documents incorporated or deemed to be incorporated by reference herein, other than historical information, may be considered forward-looking. Forward-looking information reflects Management's current views of future events and financial performance that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include, but are not limited to, the following: general economic conditions, changes in financial markets, political conditions and developments, including conflict in the Middle East and the war on terrorism, changes in the supply and demand for steel and specific steel products of the Company, the level of demand outside of North America for steel and steel products, equipment performance at the Company's manufacturing facilities, the progress of any material lawsuits, the availability of capital, the ability to properly and efficiently staff the Company's manufacturing facilities, domestic and international competitive factors, including the level of steel imports into the Canadian and United States markets, economic conditions in steel exporting nations, trade sanction activities and the enforcement of trade sanction remedies, supply and demand for scrap steel and iron, alloys and other raw materials, supply, demand and pricing for the electricity and natural gas used by the Company, changes in environmental and other regulations, including regulations arising from the Canadian Parliament's ratification of the Kyoto Protocol, and the magnitude of future environmental expenditures, inherent uncertainties in the development and performance of new or modified equipment or technologies, North American interest rates, exchange rates and other risks detailed in the "Business Risks and Uncertainties" section of this document. This list is not exhaustive of the factors which may impact the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. As a result of the foregoing and other factors, no assurance can be given as to any such future results, levels of activity or achievements and neither the Company nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company undertakes no obligation to update forward-looking statements contained in this document.

ADDITIONAL INFORMATION

         Additional information, including particulars of directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Management Proxy Circular of the Company for the Annual General Meeting of the Shareholders of the Company to be held on Wednesday, April 30, 2003. Additional financial information is provided in the Company's Audited Consolidated Financial Statements for the year ended December 31, 2002.

         The Company will provide to any person, on request to the Secretary of the Company:

(a) when the Company's securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus:

         (i) one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

         (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, together with the accompanying report of the Company's auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for the period after the end of the most recently completed financial year;

         (iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or of any annual filing prepared in lieu of that management proxy circular; and

         (iv) one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) through (iii) above; or

(b)      at any other time, one copy of any other documents referred to in
         (a)(i), (ii) and (iii) above, for which the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

         For copies of documents, please check the Company's website (www.ipsco.com) or contact:

                  Mr. John Comrie, Q.C.
                  Secretary
                  650 Warrenville Road, Suite 500
                  Lisle, Illinois
                  60532

                  Telephone:        (630) 810-4800
                  Facsimilie:       (630) 810-4602